EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the quarters ended June 30, 2016, and 2015
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	JUNE 2016	JUNE 2015
Available earnings:
Earnings from continuing operations before interest expense, amortization of debt expense and income taxes	$445	$372
Add: interest portion of rental expense	8	6
Add: distributed income of equity affiliates	32	—
Add: undistributed (income) losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	(12)	—
Available earnings	$473	$378
Fixed charges:
Interest expense incurred	$191	$171
Amortization of debt expense	24	3
Interest portion of rental expense	8	6
Total fixed charges	223	180
Dividends on preference shares (pretax)	27	26
Total fixed charges and preference dividends	$250	$206
Ratio of earnings to fixed charges	2.12	2.10
Ratio of earnings to combined fixed charges and preference dividends	1.89	1.83